                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ____________ to ____________

                        Commission file number: 000-21326

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Anika Therapeutics, Inc.
                      Employee Savings and Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Anika Therapeutics, Inc.
                             236 West Cummings Park
                                Woburn, MA 01801
                                 (781) 932-6616

                              REQUIRED INFORMATION

Item 4. Plan financial statements and schedule for the year ended December 31, 2001 have been prepared in accordance with the financial reporting requirements of ERISA.

                                                                                   PAGE NUMBER
                                                                                  IN THIS REPORT
                                                                                  --------------
Statements of Net Assets Available for Benefits as of December 31, 2001
  and 2000                                                                              F-1

Statement of Changes in Net Assets Available for Benefits for
  the year ended December 31, 2001                                                      F-2


                                    Signature

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                        Anika Therapeutics, Inc.
                                        Employee Savings and Retirement Plan

                                             By: /s/ Douglas R. Potter
                                             -----------------------------------
                                             Douglas R. Potter, Trustee

Dated:  June 27, 2002

                            Anika Therapeutics, Inc.
                       Employee Savings & Retirement Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 and 2000

                                                                     2001             2000
INVESTMENTS
  Participant directed, at fair value -
      Money market fund                                           $  297,788       $  193,325
      Employer common stock                                           68,422           57,259
      Mutual funds                                                 1,229,504        1,238,389
      Participant loans                                               84,839          100,074
                                                                  ----------       ----------
          Total investments                                        1,680,553        1,589,047

CONTRIBUTIONS RECEIVABLE                                              22,396           13,556
                                                                  ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS                                 $1,702,949       $1,602,603
                                                                  ==========       ==========

                            Anika Therapeutics, Inc.
                       Employee Savings & Retirement Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                               2001
Interest & dividends                                                                       $   44,430
                                                                                           ----------
Contributions by:
  Employees                                                                                   296,121
  Employer                                                                                    186,870
  Rollover distributions, net                                                                  (7,594)
                                                                                           ----------
    Total contributions                                                                       475,397
                                                                                           ----------

      Total additions                                                                         519,827
                                                                                           ----------

Less:
  Distributions to former participants                                                        215,187
                                                                                           ----------
    Net increase (decrease) before realized gains and losses                                  304,640

Net realized and unrealized investment gains and losses                                      (204,294)
                                                                                           ----------
    Net decrease in net assets                                                                100,346
Net assets available for benefits, beginning of year                                        1,602,603
                                                                                           ----------
Net assets available for benefits, end of year                                             $1,702,949
                                                                                           ==========


                                       F-2